Exhibit 1.01

Micrel, Incorporated

2013 Conflict Minerals Report
This Conflict Minerals Report of Micrel, Incorporated (herein referred to as “Micrel,” the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Conflict Minerals Rule”). The Conflict Minerals Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement due diligence and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). The Conflict Minerals Rule imposes these requirements on companies that file public reports with the SEC and whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. These requirements apply regardless of the geographic origin of a company’s source of conflict minerals and whether or not they fund armed conflict.
If a company can establish that its conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or are from recycled and scrap sources, it must submit a Specialized Disclosure Report on Form SD that describes its reasonable country of origin inquiry. If it has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals, then it must exercise due diligence on the conflict minerals’ source and chain of custody and submit an annual Conflict Minerals Report (the “CMR”) to the SEC that includes a description of those due diligence measures.
Overview
Micrel designs, develops, manufactures and markets a range of high-performance analog, mixed-signal and digital integrated circuits. These products address a wide range of end markets including cellular handsets, portable computing, enterprise and home networking, wide area and metropolitan area networks, digital televisions and industrial equipment. We also manufacture custom analog and mixed-signal circuits and provide wafer foundry services for customers that produce various electronic systems.
This CMR describes the due diligence measures we have performed to determine the source and chain of custody of our conflict minerals and the measures we have taken to mitigate the risk that the conflict minerals in our products could benefit armed groups in the Covered Countries.
Design of Due Diligence Process
To determine the source and chain of custody of 3TG necessary to the functionality and/or production of our products, we conducted due diligence on our supply chain. Our due diligence measures were developed to ascertain whether the 3TG in our products originated in the Covered Countries and, if so, whether non-state armed groups directly or indirectly benefited as a result. As detailed in the following sections, our due diligence process correlates with the following five steps of The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”):

1.	Establish strong company management systems;

2.	Identify and assess risks in our supply chain;

3.	Implement a strategy to respond to identified risks;

4.	Audit supply chain due diligence; and

5.	Report on supply chain due diligence.

Establishment of Company Management Systems
Conflict Minerals Policy and Process
We have adopted a conflict minerals statement that makes the Company’s position on this issue clear to all stakeholders. The policy can be found at http://www.micrel.com/_PDF/qualrel/Micrel_Conflict_Minerals_Statement.pdf. Pursuant to our conflict minerals policy, we have developed and implemented a process based on the Electronics Industry Citizenship Coalition (“EICC”) Conflict Free Sourcing Initiative (“CFSI”) which guides our due diligence activities and other work processes related to conflict minerals.
Internal Management Team
We have established an internal management team for conflict minerals that includes subject matter experts from our Quality Assurance and Legal departments. The team is responsible for implementing our conflict minerals compliance strategy and is led by our Quality System Manager. Senior management is briefed about the results of our due diligence efforts.
Conflict-Free Smelter Program
As we do not have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in the semiconductor sector and other sectors. The CFSI has created the Conflict Free Smelter Program (“CFSP”) which provides our industry with valuable due diligence information. Under the CFSP, smelters and refiners voluntarily undergo independent third-party audits of their procurement activities and operations. Through this CFSP audit process, a smelter/refiner is certified as “CFSP-compliant” if the smelter/refiner has demonstrated that all processed materials originated from conflict-free sources.
Identification and Assessment of Risks in our Supply Chain
Identification of Potential 3TG Materials and Their Suppliers
We evaluate our products and their associated materials content to identify components potentially containing 3TG. We then identify the suppliers of such materials and survey each supplier identified to gather sourcing information on any 3TG they supply. We continue to follow this process as the components of our products and/or our suppliers change over time.
Supplier Survey
For our supplier surveys we use versions of the template developed by the CFSI, known as the Conflict Minerals Reporting Template (the “CMRT”). The CMRT was developed to facilitate disclosure and communication of information regarding smelters/refiners that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters/refiners the company and its suppliers use. In addition, the CMRT contains questions about supplier due diligence and the origin of conflict minerals included in the supplier’s products. Written instructions and recorded training illustrating the use of the tool is available on the CFSI’s website. The CMRT is being used by many companies in their due diligence processes related to conflict minerals.

Survey Results
Currently, we have identified 34 direct suppliers whose materials or components we believe contain 3TG. We rely on these suppliers to provide us with information about the source of conflict minerals contained in the materials and components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. We conducted our first round of supplier surveys in the first quarter of calendar year 2011 and have continued to survey our suppliers since then with our most recent survey in calendar year 2014. We sent surveys which were based in each case on the CMRT to our direct suppliers of materials or components which we believe potentially contain 3TG. We have received responses from 82% of the surveyed suppliers.
After receiving completed surveys from our suppliers, we reviewed the responses to evaluate the quality of the responses and to determine which responses required further engagement with our suppliers. We work to raise the overall data quality by communicating directly with those suppliers who initially provided incomplete or inconsistent responses to provide revised responses.
Responses have included the names of 102 smelters/refiners (most of which have been able to correlate to a CFSP-assigned smelter identification number but some of which we have not been able to verify through the CFSI methodology). Of these 102, we have identified 44 which CFSI has listed as CFSP-compliant through a CFSP audit.
Efforts To Determine Mine or Location of Origin
Through our cooperation with the CFSI and by following our established due diligence process in relative to the OECD Guidance, we believe that seeking information about 3TG smelters and refiners in our supply chain through supplier surveys and the comparison of those results against the lists of CFSP-compliant smelters/refiners, represent the a reasonable approach to determine the mines or locations of origin of the 3TG in our supply chain. We expect to gain information to determine the mine locations through the CFSP audits.
Implementation of a Strategy to Respond to Identified Risks
The primary focus of our efforts going forward will be continued movement toward a supply chain that uses exclusively CFSP-compliant smelters and refiners. To further mitigate the risk that the conflict minerals in our products could benefit armed groups in the Covered Countries, we intend to continue our cooperation with the CFSI to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.
In addition, we intend to continue to assist suppliers to do the following:

•	confirm that all smelters/refiners listed in their survey responses are actual confirmed smelters/refiners with verified CFSP identification numbers;

•	encourage smelters/refiners in their supply chains to be audited under the CFSP to become CFSP-compliant;

•
establish alternative sources of 3TG that do not support armed conflict in the Covered Countries in the event that the suppliers determine that they have been receiving 3TG from sources that support such conflict; and

•	improve their systems of transparency and internal control to ensure the quality and reliability of the data they provide.

Audit of Supply Chain Due Diligence
As noted above, we do not have a direct relationship with smelters or refiners. We do not directly conduct audits. Instead, we support the EICC and the CFSI methodology to standardize compliance and encourage smelters/refiners to subject their due diligence efforts to a third-party audit.

Reporting on Supply Chain Due Diligence
In 2014, our public disclosures regarding conflict mineral sourcing includes this CMR filed with the SEC as an exhibit to the Specialized Disclosure Report on Form SD. This CMR is also publicly available on our website at http://www.micrel.com/_PDF/qualrel/Micrel_Conflict_Minerals_Report_2013.pdf.

Determination for Calendar Year 2013
After conducting the supplier surveys and other due diligence steps described above, Micrel has been unable to determine one or more of the following with respect to some portion of the 3TG contained in our products for calendar year 2013: whether they come from recycled or scrap sources, which facilities were used to process them, their country of origin, or their mine or location of origin.

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